UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Colombia Goldfields Ltd.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

81371R100
______________________________________
(CUSIP Number)

Dan Hunter
666 Burrard Street, Suite 500
Vancouver, BC Canada V6C 2X8
(604) 601-2040
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2006
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81371R100
1. Names of Reporting Persons:  Dan Hunter
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4. Source of Funds (See Instruction): PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  [      ]

6. Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:                 4,460,000 SHARES

8. Shared Voting Power:            N/A

9. Sole Dispositive Power:         4,460,000 SHARES

10. Shared Dispositive Power:  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  4,460,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [        ]

13.	Percent of Class Represented by Amount in Row (11): 10.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 81371R100

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to the Schedule 13D filed on March 25, 2005 relates to the common stock, par value $0.00001 per share (the "Shares"), of Colombia Goldfields Ltd., a Nevada Corporation (the "Issuer"), and is being filed by Dan Hunter (the "Reporting Person"). The Issuer's current principal executive offices are located at 666 Burrard Street, Suite 500, Vancouver BC Canada V6C 2X8. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to such terms in Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is Dan Hunter

(b)	Business Address. The business address of the Reporting Person is 666 Burrard Street, Suite 500, Vancouver BC Canada V6C 2X8.

(c)	Occupation and Employment. Dan Hunter is employed as the Issuer’s Chief Operating Officer.

(d)	Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. Canada

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares to which this statement relates were purchased by Mr. Hunter with his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Amendment No. 1 to Schedule 13D is to report a material decrease in the percentage of common shares beneficially owned by the Reporting Person. Effective March 7, 2005, the Issuer completed an eight shares for one share forward stock split. The Reporting Person owned 8,160,000 shares of common stock upon completion of the forward stock split. On November 9, 2005, the Reporting Person sold 1,000,000 shares of the Issuer’s common stock in a private transaction. The Reporting Person sold an additional 1,000,000 shares on March 1, 2006 in a private transaction. On May 25, 2006, the Reporting Person sold a total of 1,700,000 shares in private transactions. The Reporting Person currently owns 4,460,000 shares of the Issuer’s common stock.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 81371R100

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 4,460,000 shares of Common Stock of the Issuer, representing approximately 10.3% of the Issuer's common stock (based upon 43,215,849 shares of common stock outstanding at May 22, 2006),

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)
Transactions Within the Past 60 Days. Except as noted below, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

•
On May 25, 2006, the Reporting Person sold a total of 1,700,000 of the Issuer’s common shares in private transactions at the price of $0.01 per share. These were the last transactions effected by the Reporting Person in the Issuer’s securities.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

CUSIP No. 81371R100

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2006
/s/ Dan Hunter
Signature of Dan Hunter